UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of report (Date of earliest event reported): March 28, 2018

Concho Resources Inc.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	001-33615	76-0818600
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

One Concho Center 600 West Illinois Avenue Midland, Texas	79701
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (432) 683-7443

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 7.01. Regulation FD Disclosure.

On March 27, 2018, Concho Resources Inc., a Delaware corporation (the “Company”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with RSP Permian, Inc., a Delaware corporation (“RSP”), and Green Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of the Company (“Merger Sub”), pursuant to which, subject to the satisfaction or waiver of certain conditions, Merger Sub will merge with and into RSP (the “Merger”), with RSP surviving the Merger as a wholly owned subsidiary of the Company.

On March 28, 2018, the Company and RSP issued a joint press release announcing the execution of the Merger Agreement. The press release is attached hereto as Exhibit 99.1.

On March 28, 2018, the Company provided supplemental information regarding the Merger in connection with a presentation to investors. A copy of the investor presentation is attached hereto as Exhibit 99.2.

The information in this Item 7.01 of Form 8-K (including Exhibit 99.1 and Exhibit 99.2) shall not be deemed to be “filed” for the purposes of Section 18 of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liability of such section, nor shall such information be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, regardless of the general incorporation language of such filing, except as shall be expressly set forth by specific reference in such filing.

Item 8.01. Other Events.

Item 7.01 above is incorporated by reference in this Item 8.01.

No Offer or Solicitation

This communication relates to a proposed business combination transaction (the “Transaction”) between RSP Permian, Inc. (“RSP”) and Concho Resources Inc. (“Concho”). This communication is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, in any jurisdiction, pursuant to the Transaction or otherwise, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this document in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It

In connection with the Transaction, Concho will file with the U.S. Securities and Exchange Commission (“SEC”) a registration statement on Form S-4, that will include a joint proxy statement of RSP and Concho that also constitutes a prospectus of Concho. RSP and Concho may also file other documents with the SEC regarding the Transaction. The definitive joint proxy statement/prospectus will be sent to the stockholders of Concho and RSP. This document is not a substitute for the registration statement and joint proxy statement/prospectus that will be filed with the SEC or any other documents that Concho or RSP may file with the SEC or send to stockholders of Concho or RSP in connection with the Transaction. INVESTORS AND SECURITY HOLDERS OF RSP AND CONCHO ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION AND RELATED MATTERS.

Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and all other documents filed or that will be filed with the SEC by Concho or RSP through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by RSP will be made available free of charge on RSP’s website at http://www.rsppermian.com under the heading “SEC Filings” or by contacting RSP’s Investor Relations Department by phone at 214-252-2700. Copies of documents filed with the SEC by Concho will be made available free of charge on Concho’s website at http://www.concho.com/investors or by contacting Concho’s Investor Relations Department by phone at 432-221-0477.

Participants in Solicitation

Concho, RSP and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the holders of Concho’s common stock and RSP’s common stock in respect to the Transaction.

Information regarding RSP’s directors and executive officers is contained in the proxy statement for RSP’s 2017 Annual Meeting of Stockholders filed with the SEC on April 28, 2017 and in the other documents filed after the date thereof by RSP with the SEC. You can obtain a free copy of this document at the SEC’s website at www.sec.gov or by accessing RSP’s website at http://www.rsppermian.com. Information regarding Concho’s executive officers and directors is contained in the proxy statement for Concho’s 2017 Annual Meeting of Stockholders filed with the SEC on April 5, 2017 and in the other documents filed after the date thereof by Concho with the SEC. You can obtain a free copy of this document at the SEC’s website at www.sec.gov or by accessing Concho’s website at http://www.concho.com/investors.

Investors may obtain additional information regarding the interests of those persons and other persons who may be deemed participants in the Transaction by reading the joint proxy statement/prospectus regarding the Transaction when it becomes available. You may obtain free copies of this document as described above.

Forward-Looking Statements and Cautionary Statements

The foregoing contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements, other than statements of historical fact, included in this communication that address activities, events or developments that Concho or RSP expects, believes or anticipates will or may occur in the future are forward-looking statements. Words such as “estimate,” “project,” “predict,” “believe,” “expect,” “anticipate,” “potential,” “create,” “intend,” “could,” “may,” “foresee,” “plan,” “will,” “guidance,” “look,” “outlook,” “goal,” “future,” “assume,” “forecast,” “build,” “focus,” “work,” “continue” or the negative of such terms or other variations thereof and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. However, the absence of these words does not mean that the statements are not forward-looking. These forward-looking statements include, but are not limited to, statements regarding the Transaction, pro forma descriptions of the combined company and its operations, integration and transition plans, synergies, opportunities and anticipated future performance. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. These include the expected timing and likelihood of completion of the Transaction, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the Transaction that could reduce anticipated benefits or cause the parties to abandon the Transaction, the ability to successfully integrate the businesses, the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, the possibility that stockholders of Concho may not approve the issuance of new shares of common stock in the Transaction or that stockholders of RSP may not approve the merger agreement, the risk that the parties may not be able to satisfy the conditions to the Transaction in a timely manner or at all, risks related to disruption of management time from ongoing business operations due to the Transaction, the risk that any announcements relating to the Transaction could have adverse effects on the market price of Concho’s common stock or RSP’s common stock, the risk that the Transaction and its announcement could have an adverse effect on the ability of Concho and RSP to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally, the risk the pending Transaction could distract management of both entities and they will incur substantial costs, the risk that problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected, the risk that the combined company may be unable to achieve synergies or it may take longer than expected to achieve those synergies and other important factors that could cause actual results to differ materially from those projected. All such factors are difficult to predict and are beyond Concho’s or RSP’s control, including those detailed in Concho’s annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K that are available on its website at http://www.concho.com and on the SEC’s website at http://www.sec.gov, and those detailed in RSP’s annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K that are available on RSP’s website at http://www.rsppermian.com and on the SEC’s website at http://www.sec.gov. All forward-looking statements are based on assumptions that Concho or RSP believe to be reasonable but that may not prove to be accurate. Any forward-looking statement speaks only as of the date on which such statement is made, and Concho and RSP undertake no obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

Cautionary Statements Regarding Resource

Concho may use the term “resource potential” and similar phrases to describe estimates of potentially recoverable hydrocarbons that SEC rules prohibit from being included in filings with the SEC. These are based on analogy to Concho’s existing models applied to additional acres, additional zones and tighter spacing and are Concho’s internal estimates of hydrocarbon quantities that may be potentially discovered through exploratory drilling or recovered with additional drilling or recovery techniques. These quantities may not constitute “reserves” within the meaning of the Society of Petroleum Engineer’s Petroleum Resource Management System or SEC rules. Such estimates and identified drilling locations have not been fully risked by Concho management and are inherently more speculative than proved reserves estimates. Actual locations drilled and quantities that may be ultimately recovered from Concho’s interests could differ substantially from these estimates. There is no commitment by Concho to drill all of the drilling locations that have been attributed to these quantities. Factors affecting ultimate recovery include the scope of Concho’s ongoing drilling program, which will be directly affected by the availability of capital, drilling and production costs, availability of drilling services and equipment, drilling results, lease expirations, transportation constraints, regulatory approvals, actual drilling results, including geological and mechanical factors affecting recovery rates, and other factors. Such estimates may change significantly as development of Concho’s oil and natural gas assets provide additional data. Concho’s production forecasts and expectations for future periods are dependent upon many assumptions, including estimates of production decline rates from existing wells and the undertaking and outcome of future drilling activity, which may be affected by significant commodity price declines or drilling cost increases or other factors that are beyond Concho’s control. Concho’s use of the term “premium resource” refers to assets with the capacity to produce at an internal rate of return that is greater than thirty-five percent based on fifty-five dollar oil and three dollar gas.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description

99.1	Joint Press Release issued by Concho Resources Inc. and RSP Permian, Inc., dated March 28, 2018.

99.2	Investor Presentation.

INDEX TO EXHIBITS

Exhibit Number	Description

99.1	Joint Press Release issued by Concho Resources Inc. and RSP Permian, Inc., dated March 28, 2018.

99.2	Investor Presentation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CONCHO RESOURCES INC.

	By:	/s/ Travis L. Counts
		Name:	Travis L. Counts
		Title:	Senior Vice President, General Counsel and Corporate Secretary
Date: March 28, 2018